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                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549
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                                SCHEDULE 14D-9
                              (Amendment No. 84)
                                (RULE 14d-101)

                  SOLICITATION/RECOMMENDATION STATEMENT UNDER
            SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934
                                --------------
                          WILLAMETTE INDUSTRIES, INC.
                           (Name of Subject Company)

                          WILLAMETTE INDUSTRIES, INC.
                     (Name of Person(s) Filing Statement)
                                --------------
                    Common Stock, Par Value $0.50 Per Share
                        (Title of Class of Securities)
                                --------------
                                   969133107
                     (CUSIP Number of Class of Securities)
                                --------------
                              DUANE C. MCDOUGALL
                     President and Chief Executive Officer
                          Willamette Industries, Inc.
                      1300 S.W. Fifth Avenue, Suite 3800
                              Portland, OR 97201
                                (503) 227-5581
(Name, Address and Telephone Number of Person authorized to Receive Notice and
          Communication on behalf of the Person(s) Filing Statement)
                                --------------
                                With a copy to:

                             GARY L. SELLERS, ESQ.
                             MARIO A. PONCE, ESQ.
                          Simpson Thacher & Bartlett
                             425 Lexington Avenue
                              New York, NY 10017
                                (212) 455-2000
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 [__] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.



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     This Amendment No. 84 amends and supplements the
Solicitation/Recommendation Statement on Schedule 14D-9 filed with the Securities and Exchange Commission on December 5, 2000 (as amended, the "Schedule 14D-9") by Willamette Industries, Inc., an Oregon corporation ("Willamette" or the "Company"), relating to the offer by Company Holdings, Inc., a Washington corporation (the "Purchaser") and a wholly owned subsidiary of Weyerhaeuser Company, a Washington corporation ("Weyerhaeuser"), to purchase all of the outstanding common stock, par value $0.50 per share, (including the associated rights to purchase shares of Series B Junior Participating Preferred Stock) of the Company. Capitalized terms used but not defined herein have the meanings ascribed to them in the Schedule 14D-9.

ITEM 2. IDENTITY AND BACKGROUND OF FILING PERSON.

     Item 2 is hereby amended by adding the following at the end thereof:

     At 12:00 Midnight, New York City time, on Friday, February 8, 2002, the Amended Offer expired. Based on the information provided by First Chicago Trust Company of New York/EquiServe (the ("Depositary"), approximately 106.5 million shares of Willamette Common Stock (which number includes approximately 10.8 million shares subject to guarantee of delivery), representing approximately 97% of the outstanding shares of Willamette Common Stock, were validly tendered and not withdrawn pursuant to the Amended Offer. The Purchaser has notified the Depositary that it has accepted for payment all shares of Willamette Common Stock that were properly tendered and not withdrawn as of the expiration time of the Amended Offer at the purchase price of $55.50 per share in cash.

     The Purchaser is providing a subsequent offering period, commencing Monday, February 11, 2002 and expiring at 12:00 Midnight, New York City time on Wednesday, February 13, 2002. During the subsequent offering period, the Purchaser will accept for payment and promptly pay for any shares of Willamette Common Stock as they are tendered. Shareholders who tender their shares during such period will be paid the same $55.50 cash consideration paid during the initial offering period.

     Pursuant to the Merger Agreement, the Purchaser intends to merge itself with and into Willamette in accordance with the OBCA and the Revised Code of Washington. As a result of the Merger, Willamette will become a wholly owned subsidiary of Weyerhaeuser and each outstanding share of Willamette Common Stock (other than shares held by Willamette, Weyerhaeuser or the Purchaser) will be converted into the right to receive $55.50 per share in cash, without interest.


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                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 11, 2002                    WILLAMETTE INDUSTRIES, INC.

                                            By:  /s/ DONALD WADDELL
                                                ----------------------
                                            Name:  Donald Waddell
                                            Title: Corporate Controller